SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JUN 19 2006
WASH, D.C. 190 SECTION

SUPPL

Date
June 9, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published May 30 and June 9, 2006.

Best regards,

Skanska AB

Marianne Bergström

[redacted]

06014539

Published	Item	Document name	Required by
May 30, 2006	Press Release	Skanska secures school project In Michigan, USA, for USD 69.5 M, About SEK 540 M	law and by the listing agreement with Stockholm Stock Exchange
June 9, 2006	Press release	Skanska sells property in Stockholm for SEK 480 M, with capital gain of SEK 237 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

dlw 6/21

Press Release

June 9, 2006

Skanska sells property in Stockholm for SEK 480 M, with capital gain of SEK 237 M

Skanska is selling a property in Stockholm for SEK 480 M to AFA Sjukförsäkringsaktiebolag. The gain amounts to SEK 237 M and is reported in the second quarter of 2006. The transfer will be on October 16.

The Gångaren 14 property is one of Skanska's development projects at Lindhagensterrassen on Kungsholmen. Completed in 1999, the building houses slightly more than 13,000 square meters of office space. Currently, the entire property is leased by AB Storstockholms Lokaltrafik (SL).

"This property, as well as all of our projects on Lindhagensterrassen, are top class. Despite the weak rental market in the first years of 2000, the property has been largely fully leased since completion," says Håkan Danielsson, President of Skanska Properties Stockholm. "From Skanska's perspective, the project is fully developed and, accordingly, in line with our strategy, we now decided to sell," concludes Håkan Danielsson.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden and the Copenhagen region of Denmark. The development of logistics facilities is conducted in strategic locations in Sweden and in Copenhagen. Shopping centers are developed in strong retail markets in Sweden and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Håkan Danielsson, President Skanska Fastigheter Stockholm AB,
tel +46 70 553 80 70
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

May 30, 2006

Skanska secures school project in Michigan, USA, for USD 69.5 M, about SEK 540 M

Skanska will be the construction manager for a school project in Royal Oak, Michigan. The total value of the order is USD 69.5 M, about SEK 540 M, which is included in order bookings in the second quarter. The customer is the School District in Southfield, a community in the Detroit area.

The project involves the renovation and expansion of a number of schools. In addition, a new 6,000-square-meter school will be constructed in Royal Oak.

Many of the district's schools will be expanded and renovated to create functional and modern school environments. This will involve replacing installations to improve air conditioning and communications and to reduce energy consumption.

Work begins this summer and is scheduled to be completed in autumn 2008. The schools will remain open during the project. However, disturbance will be minimized by intensifying the construction pace during vacation periods and after school hours.

Skanska USA Building Inc. is a leading provider of construction, pre-construction consulting, general contracting and design-build services in the US. The company also provides pharmaceutical validation services to clients. Customers represent a broad range of US industries including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 4,000 employees. Annual sales in 2005 amounted to about SEK 30 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

Tom Crane, Senior Vice President, Corporate Communications,
Skanska USA Building, tel +1 973 753-3450

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.